SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)*


                       EDGEWATER FOODS INTERNATIONAL, INC.
             -------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.0001 per share
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    280311101
             -------------------------------------------------------
                                 (CUSIP Number)


                          Vision Capital Advisors, LLC
                         20 West 55th Street, 5th Floor
                               New York, NY 10019
                          Attention: Antti Uusiheimala
                                Tel: 212.849.8225
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 2, 2008
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                               Page 1 of 7 pages

CUSIP No.:  280311101

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Adam Benowitz

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF                    7           SOLE VOTING POWER   -   0
SHARES
BENEFICIALLY                 8           SHARED VOTING POWER   -   2,614,958
OWNED BY
EACH                         9           SOLE DISPOSITIVE POWER   -     0
REPORTING
PERSON WITH                  10          SHARED DISPOSITIVE POWER   - 2,614,958

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,614,958

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.7%

14   TYPE OF REPORTING PERSON

     IN

                               Page 2 of 7 pages

CUSIP No.:  280311101

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vision Opportunity Master Fund, Ltd.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF                    7           SOLE VOTING POWER   -   0
SHARES
BENEFICIALLY                 8           SHARED VOTING POWER   -   2,614,958
OWNED BY
EACH                         9           SOLE DISPOSITIVE POWER   -   0
REPORTING
PERSON WITH                  10          SHARED DISPOSITIVE POWER   - 2,614,958

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,614,958

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.7%

14   TYPE OF REPORTING PERSON

     CO

                                Page 3 of 7 pages

CUSIP No.:  280311101

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vision Capital Advisors, LLC (formerly known as Vision Opportunity Capital Management, LLC)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF                    7           SOLE VOTING POWER   -   0
SHARES
BENEFICIALLY                 8           SHARED VOTING POWER   -   2,614,958
OWNED BY
EACH                         9           SOLE DISPOSITIVE POWER   -   0
REPORTING
PERSON WITH                  10          SHARED DISPOSITIVE POWER   - 2,614,958

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,614,958

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.7%

14   TYPE OF REPORTING PERSON

     IA

                               Page 4 of 7 pages

                                EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") is being filed with respect to the beneficial ownership of common stock, par value $0.0001 per share (the "Common Stock"), of Edgewater Foods International, Inc., a Nevada corporation (the "Company" or the "Issuer"). This Amendment No. 1 supplements
Item 4 and amends and restates in its entirety Item 5 of the Schedule 13D filed by Vision Opportunity Master Fund, Ltd., a Cayman Islands limited company (the "Fund"), Vision Capital Advisors, LLC (formerly known as Vision Opportunity Capital Management, LLC), a Delaware limited liability company (the "Investment Manager"), and Adam Benowitz, a United States Citizen ("Mr. Benowitz", and together with the Fund and the Investment Manager, the "Reporting Persons") on June 10, 2008 (the "Original Schedule 13D").

In addition, this Amendment No. 1 is being filed to correct the following errors contained in the Original Schedule 13D:

     o the Original Schedule 13D incorrectly reported the number of shares of Common Stock held by the Fund as 2,052,518. The correct number of shares of Common Stock held by the Fund should have been reported as 2,281,427;

     o the Original Schedule 13D incorrectly reported the number of shares of Common Stock beneficially owned by the Reporting Persons as of May 29, 2008 as 2,438,046. The correct number of shares of Common Stock beneficially owned by the Reporting Persons should have been reported as 2,412,640. The percentage beneficial ownership was correctly reported as 9.99%;

     o the Original Schedule 13D incorrectly reported the number of shares of Common Stock beneficially owned by the Reporting Persons after giving effect to the closing under the Purchase Agreement as 2,413,668. The correct number of shares of Common Stock beneficially owned by the Reporting Persons should have been reported as 2,388,516. The percentage beneficial ownership was correctly reported as 9.9%; and

     o the Original Schedule 13D incorrectly reported the number of shares of Series A Convertible Preferred Stock held by the Fund as 5,366,666. The correct number of shares of Series A Convertible Preferred Stock held by the Fund should have been reported as 5,431,332.

ITEM 4.  Purpose of Transaction.

         The closing under the Purchase Agreement (for an investment of $1,500,000) and the Exchange Agreement occurred on June 11, 2008. No subsequent closings were effected under the Purchase Agreement.

         On July 2, 2008, the Fund acquired in the aggregate 333,531 shares of Common Stock for no additional consideration representing dividend payments on the Issuer's Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and Series C Convertible Preferred Stock owned by the Fund for the semi-annual period ended June 30, 2008.

ITEM 5.  Interest in Securities of the Issuer.

         (a) The Fund beneficially owns 2,614,958 shares of Common Stock, representing 10.7% of all of the issued and outstanding shares of Common Stock. The Investment Manager and Mr. Benowitz may each be deemed to beneficially own

                               Page 5 of 7 pages
the shares of Common Stock held by the Fund. Each disclaims beneficial ownership of such shares. The amounts set forth in this response are based on the 24,479,150 shares of Common Stock outstanding as of as of July 15, 2008, as reported by the Issuer's Quarterly Report on Form 10-QSB filed July 15, 2008.

         (b) The Reporting Persons have shared power (with each other and not with any third party), to vote or direct the vote of and to dispose or direct the disposition of the 2,614,958 shares of Common Stock reported herein.

         (c) Except as provided in Item 4, no transactions in the Common Stock have been effected by the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, in the last sixty (60) days.

         (d)      Not applicable.

         (e)      Not applicable.



                                Page 6 of 7 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 4, 2008


                                       ADAM BENOWITZ
                                       VISION CAPITAL ADVISORS, LLC
                                       VISION OPPORTUNITY MASTER FUND, LTD.


                                       By: /s/ ADAM BENOWITZ
                                           -------------------------------------
                                           Adam Benowitz, for himself, as
                                           Managing Member of the Investment
                                           Manager and as a Director of the Fund



                                Page 7 of 7 pages